

02005774

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8- 43830

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FPA Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11400 West Olympic Boulevard, Suite 1200
(No. and Street)

Los Angeles	California	90064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Richard Atwood — (310) 996-5458
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02
S.S

OATH OR AFFIRMATION

I, J. Richard Atwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FPA Fund Distributors, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public



CAROLYN A. FIELDS
Commission # 1321098
Notary Public - California
Los Angeles County
My Comm. Expires Sep 16, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Financial Statements with Supplementary Information

December 31, 2001

(With Independent Auditors' Report Thereon)



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Board of Directors
FPA Fund Distributors, Inc.:

We have audited the accompanying balance sheet of FPA Fund Distributors, Inc. (the Company) as of December 31, 2001, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPA Fund Distributors, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 15, 2002

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Balance Sheet

December 31, 2001

Assets		
Cash	$	64,212
Commissions receivable		9,410
Receivable from Parent		20,419
Prepaid expenses		480
Total assets	$	94,521
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	9,445
Stockholder's equity:		
Common stock, no par value. 1,000 shares authorized; 100 shares issued and outstanding		4,000
Additional paid-in capital		786,922
Accumulated deficit		(705,846)
Total stockholder's equity		85,076
Total liabilities and stockholder's equity	$	94,521

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Statement of Operations

Year ended December 31, 2001

Revenues:		
Commissions	$	141,648
Operating expenses:		
Employee compensation and benefits		110,802
Printing		40,338
Postage and delivery		23,156
Software costs		22,432
Equipment rent		21,064
Other		18,438
Total operating expenses		236,230
Operating loss		(94,582)
Interest income		1,373
Net loss	$	(93,209)

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(93,209)
Changes in assets and liabilities:		
Increase in commissions receivable		(6,400)
Increase in receivable from Parent		(20,419)
Decrease in prepaid expenses		256
Net cash used in operating activities		(119,772)
Cash flows from financing activities:		
Capital contributions		121,145
Net cash provided by financing activities		121,145
Net increase in cash		1,373
Cash, beginning of year		62,839
Cash, end of year	$	64,212

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

		Common stock	Additional paid-in capital	Accumulated deficit	Total
December 31, 2000	$	4,000	665,777	(612,637)	57,140
Capital contributions		—	121,145	—	121,145
Net loss		—	—	(93,209)	(93,209)
Balance, December 31, 2001	$	4,000	786,922	(705,846)	85,076

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Notes to Financial Statements

December 31, 2001

(1) Summary of Significant Accounting Policies

FPA Fund Distributors, Inc. (the Company) is a wholly owned subsidiary of First Pacific Advisors, Inc. (FPA), which is a wholly owned subsidiary of Old Mutual (U.S.) Holdings Inc. (OMUSH or the Parent), which, in turn, is an indirect wholly-owned subsidiary of Old Mutual plc. (Old Mutual). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state securities statutes, and acts exclusively as principal underwriter and distributor for four open-end investment management companies (the Funds) managed by FPA. The Company promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing of the National Association of Securities Dealers, Inc.

The Company prepares its financial statements on an accrual basis. Income is derived from commissions received from the sale of shares of the Funds managed by FPA and interest received on cash balances. Expenses include those directly related to the Company's wholesale broker-dealer and distribution activities. No allocations are made by FPA for overhead, administrative services, rent, or compensation paid to an employee whose primary duties do not relate to distribution activities.

In October 2000, the Parent's predecessor, United Asset Management Corporation, was acquired by Old Mutual. This transaction was accounted for as a purchase. The accompanying financial statements have been prepared using the Parent's historical basis in the Company as described above.

(a) Cash

At December 31, 2001, cash is comprised of a money market savings account with a major bank.

(b) Revenue Recognition

Commission income is accrued as earned based upon Fund sales commissions retained by the Company after reallowance to other broker-dealers. Commissions receivable at December 31, 2001 are believed to be collectible.

(c) Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than anticipated changes in the tax law or rates.

The net loss of the Company is included in the consolidated federal income tax return of the Parent and the consolidated state income tax return of FPA. The benefits of using this loss in the consolidated federal income tax return and the consolidated state income tax return will not be paid to the Company by the Parent or FPA. As a result of this and the Company's current year net loss and accumulated deficit, the Company has no income tax attributes recorded in the accompanying financial statements.

(Continued)

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts and disclosures reported in the accompanying financial statements.

(2) Stockholder's Equity

The Company has 1,000 shares of common stock authorized, 100 of which are issued and outstanding. FPA has agreed to provide capital contributions to the Company as necessary for it to maintain compliance with minimum net capital requirements.

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of a minimum net capital of $25,000 and maintenance of a ratio of aggregate indebtedness to net capital not to exceed 1,500% (capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 1,000%). At December 31, 2001, the Company had net capital of $64,177, which was $39,177 in excess of the minimum net capital required, and a ratio of aggregate indebtedness to net capital of 0.15 to 1%.

At December 31, 2001, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(1) of such rule) of the Act as it is a broker-dealer which deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities.

(4) Related-Party Transactions

During the twelve months ended December 31, 2001, FPA made capital contributions of $121,145 to the Company.

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2001

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

At December 31, 2001, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(1) of such rule) of the Act as it is a broker-dealer which deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities. Because of this exemption, the Company has not included the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

See accompanying independent auditors' report.

Schedule I

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2001

Net capital:		
Total stockholder's equity	$	85,076
Deduct nonallowable assets:		
Receivable from Parent		20,419
Prepaid expenses		480
		20,899
Haircut on securities owned		—
Net capital	$	64,177
Aggregate indebtedness	$	9,445
Computation of basic net capital requirement:		
Minimum net capital required: 6 2/3% of total aggregate indebtedness, but not less than $25,000	$	25,000
Excess of net capital over requirement	$	39,177
Excess net capital at 1,500 percent	$	63,547
Excess net capital at 1,000 percent	$	63,232
Ratio of aggregate indebtedness to net capital		0.15 to 1

There are no material differences from the above computations and the Company's corresponding unaudited Part II-A filing of December 31, 2001.



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Supplemental Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors,
FPA Fund Distributors, Inc.

In planning and performing our audit of the basic financial statements of FPA Fund Distributors, Inc. for the year ended December 31, 2001, we considered its internal control including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by FPA Fund Distributors, Inc. including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Since FPA Fund Distributors, Inc. does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by FPA Fund Distributors, Inc. in: making quarterly securities examinations, counts verifications and comparisons; recordation of differences required by rule 17a-13; and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of FPA Fund Distributors, Inc. is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which FPA Fund Distributors, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public



Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the basic financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and state and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 15, 2002